SECURITIES AND EXCHANGE COMMISSION

     		              Washington, D.C. 20549


                                  FORM U-6B-2

                          Certificate of Notification


Certificate is filed by:  The Connecticut Light and Power Company

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     First and Refunding Mortgage
                                             Bonds, 1998 Series A  (the
Bonds)

2.   Issue, renewal or guaranty:        Issued as potential collateral under
a Security Agreement and Assignment of Contracts dated as of January 4, 1982, as amended and/or restated from time to time, for the ratable benefit of the Secured Parties referred to therein ("Security Agreement")


3.   Principal amount of each security:      $72,900,000 aggregate
                                           	  principal amount

4. Rate of interest per annum of each security: Variable, up to a maximum of 11%


5.   Date of issue, renewal or guaranty of each security:   Issued
                                        			    May 8, 1998

6.   If renewal of security, give date of original issue:   N/A

7.   Date of maturity of each security:      June 1, 1999

8. Name of the person to whom each security was issued, renewed or guaranteed:

    The First National Bank of Chicago, as Pledge and Security Agent under the Security Agreement

9.   Collateral given with each security, if any: N/A

10.  Consideration received for each security:    None

11.  Application of proceeds of each security:

       No proceeds; issued as additional collateral

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

                                   N/A



14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
                                   N/A


15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52


                         THE CONNECTICUT LIGHT AND POWER COMPANY


                              By   /s/Jane P. Seidl
                                      Senior Counsel
                                      Northeast Utilities Service Company
                                      Its Attorney




Date:     May 14, 1998